CHILEAN COBALT CORP.

1199 Lancaster Ave, Suite 107

Berwyn, Pennsylvania 19312

February 1, 2023

CORRESPONDENCE FILING VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chilean Cobalt Corp.
Registration Statement Filed on Form S-1
(File No. 333-268335)

Ladies and Gentlemen:

On behalf of Chilean Cobalt Corp. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 P.M. Eastern Time on Friday, February 3, 2023, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Craig D. Linder, Esq. of Anthony L.G., PLLC, at (561) 514-0936, if you have any questions concerning this request.

Sincerely,

/s/ Duncan T. Blount
Duncan T. Blount
Chief Executive Officer

cc:    Craig D. Linder, Esq./Anthony L.G., PLLC